FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated November 20, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 25, 2008

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES

SHARE REPURCHASE PROGRAM

BEIJING, China, November 20, 2008—China Distance Education Holdings Limited (NYSE Arca: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its board of directors has approved a share repurchase program effective November 20, 2008. Under the approved program, CDEL is authorized to repurchase up to US$10 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on NYSE Arca. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow CDEL to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. CDEL expects to implement this share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of its shareholders. CDEL’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time.

“The approval of this share repurchase program by our board of directors reflects our confidence in the company’s future and our desire to create long-term value for our shareholders,” said Zhengdong Zhu, CDEL’s Chairman and Chief Executive Officer. “Our current cash position provides us with the flexibility to implement this share repurchase program without impacting our growth strategies and other strategic opportunities.”

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Cautionary Note Regarding Forward-looking Statements

This announcement contains “forward-looking statements,” including, among other things, CDEL’s anticipated repurchase of its ADSs and the expected duration of the repurchase program. CDEL may repurchase all US$10 million of its ADSs, or no ADSs, or any amount in between, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” included in our registration statement on Form F-1 and other documents filed with the SEC. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

China Distance Education Holdings Limited	Investor Relations (HK):
Ping Wei, CFO	Ruby Yim, Managing Director
Tel: +86-10-8233-3101	Taylor Rafferty
Email: IR@cdeledu.com	Tel: +852 3196 3712
Email: cdel@taylor-rafferty.com

Investor Relations (US):	Media Contact:
Mahmoud Siddig, Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
Tel: +1 (212)889-4350	Tel: +1 (212)889-4350
Email: cdel@taylor-rafferty.com	Email: cdel@taylor-rafferty.com

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